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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                    Filed Pursuant to Section 13 or 15(d) of
                       the Securities Exchange Act of 1934
                      and Rule 13a-17 or 15d-17 thereunder

                        Interneuron Pharmaceuticals, Inc.
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                 (Exact name of issuer as specified in charter)

     One Ledgemont Center, 99 Hayden Avenue, Suite 340, Lexington, MA 02173
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                    (Address of principal executive offices)

Issuer's telephone number, including area code  (617) 861-8444
                                              ---------------------------------

                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% more in the number of shares outstanding:

1. Title of security    Common Stock, $.001 par value
                    -----------------------------------------------------------

2. Number of shares outstanding before the change   32,297,674
                                                 ------------------------------

3. Number of shares outstanding after the change     37,187,003
                                                 ------------------------------

4. Effective date of change     March 18, 1996
                           ----------------------------------------------------

5. Method of change:
    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
    sales of common stock
    ---------------------------------------------------------------------------

    Give brief description of transaction   Exercise of outstanding warrants
                                         --------------------------------------
    and options
    ---------------------------------------------------------------------------

                          II. CHANGE IN NAME OF ISSUER

1. Name prior to change
                       --------------------------------------------------------

2. Name after change
                    -----------------------------------------------------------

3. Effective date of charter amendment changing name
                                                    ---------------------------

4. Date of shareholder approval of change, if required
                                                      -------------------------

Date  March 22, 1996                                /S/THOMAS F. FARB
     ---------------------                   ----------------------------------
                                             (Officer's signature & title)
                                             Executive Vice President - Finance

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